EXHIBIT 99.1

NewsRelease
Bison Pipeline Begins Service Moving Natural Gas out of the Rockies

CALGARY, Alberta – January 18, 2010 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced its Bison Pipeline became operational on Friday, January 14. The 303-mile (487-kilometre), 30-inch-diameter interstate pipeline has an initial capacity of 407 million cubic feet a day, all of which is currently under long-term contract. With additional compression, the pipeline is expandable to 1 billion cubic feet a day.

Bison begins in northeastern Wyoming and travels northeast through Montana and North Dakota before connecting with Northern Border Pipeline in North Dakota. Natural gas transported on Bison will reach Midwest markets via Northern Border, a pipeline partially owned indirectly through TransCanada’s interest in TC PipeLines, LP. Bison is TransCanada’s first pipeline to access natural gas produced in the U.S. Rocky Mountain region.

“The Rockies was one of the last major North American producing basins that we weren’t connected to,” said Russ Girling, TransCanada president and chief executive officer. “Bison provides new options both to producers in the Powder River Basin and to consumers in the Midwest."

“Connecting to Northern Border provides a lower-cost overall competitive solution for Bison’s customers, and it adds value to an existing asset by strengthening its contract profile and diversifying its gas supply mix,” Girling added.

With Bison operational, TransCanada has put into service six major projects in the last ten months.  The initial phase of the Keystone Oil Pipeline began commercial operation; North Central Corridor and Groundbirch pipelines began shipping natural gas through TransCanada’s Alberta System in 2010; Maine’s largest wind project – Kibby Wind – became fully operational in late October; and the Halton Hills Generating Station in Ontario began producing power in the fall as well.

TransCanada will continue bringing large-scale projects into service in the coming months, including the Keystone Cushing extension, the Guadalajara natural gas pipeline in Mexico and the Coolidge Generating Station in Arizona.

Collectively, these projects are expected to generate approximately $1 billion of earnings before interest, taxes, depreciation and amortization (EBITDA) to TransCanada in 2011.

With more than 50 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com.

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